

06048394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 1-A/

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

24-10108

Doctors Pharmaceutical Corporation

(Exact name of issuer as specified in its charter)

State of Illinois

(State or other jurisdiction of incorporation or organization)

39 South Lasalle Street, Suite 1015, Chicago, IL 60603. (312) 782-2274

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

John Goodluck, 39 South Lasalle Street, Suite 1015, Chicago, IL. 312-782-2274

(Name, address, including zip code, and telephone number, including area code, of agent for service)

325412	36-4051849
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

(has been changed to North America Industrial Classification system -NAICS)

PROCESSED
DEC 0 8 2006
THOMSON FINANCIAL

1322448

Revised November 17, 2006

PART 1

Item 1

a. Althastine Gordon Bryant
Doctors Pharmaceutical Corporation
39 South Lasalle Street, Suite 1015, Chicago, IL.
Res: 5100 North Sheridan Road, CXhicago, IL.

Dr Otis (OT) Gordon, M.D. Internal Medicine
Doctors Pharmaceutical Corporation
39 South Lasalle Street, Suite 1015, Chicago, IL.
Res: 205 North Long Street, Chicago, IL.

Mildred Saxton
Doctors Pharmaceutical Corporation
39 South Lasalle Street, Suite 1015, Chicago, IL.
Res: 1120 North Clark Street, Chicago, IL.

b. Althastine Gordon Bryant
Doctors Pharmaceutical Corporation
39 South Lasalle Street, Suite 1015, Chicago, IL.
Res: 5100 North Sheridan Road, CXhicago, IL.

Mildred Saxton
Doctors Pharmaceutical Corporation
39 South Lasalle Street, Suite 1015, Chicago, IL.
Res: 1120 North Clark Street, Chicago, IL.

c. None

d. Doctors Foundation Inc.
5228 North Sheridan Road, Chicago, IL

e. Doctors Foundation Inc
5228 North Sheridan Road, Chicago, IL

f. None

g. None

h. Timothy Hughes
208 South Lasalle Street, Suite 1200, Chicago, IL

i. None

j. None

k. None

l. None

m. None

Item 2

a. The persons identified in response to Item 1 are not subject to any disqualification provision set forth in Rule 262.

b. Not applicable

Item 3.

The proposed offering do not involve the resale of securities by affiliates of the issuer. The issuer has several years

of net income from operations of the character in which the issuer intend to or is engaged in.

Item 4

a. United States

b. Not Applicable (See "Plan of Distribution" in OFFERING CIRCULAR).

Item 5.

a. None
b. None
c. Not Applicable

Item 6

The issuer is not contemplating the offering of any other securities except those covered by this Form 1-A.

Item 7

a. Arrangement with any person is non-existent.
   (1) None. Not applicable.
   (2) None. Not applicable.
   (3) None. Not applicable

b. None. Not applicable.

Item 8. Expert material interest or connection in any capacity with the issuer is non-existent.

Item 9. Publication authorized by Rule 254 was never used prior to the filing of this notification.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of IL, on November 17th, 2006

(Issuer) Doctors Pharmaceutical Corporation

By (Signature and Title) Althastine Bryant Pres.
ALTHASTINE BRYANT

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______________________
(Title) ______________________
(Selling security holder) ______________________
(Date) ______________________

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.